Mail Stop 4561

June 3, 2008

VIA USMAIL and FAX (703) 934-3675

Mr. Alan Stewart
Senior Vice President, Chief Financial Officer and Assistant Secretary
ICF International Inc.
9300 Lee Highway
Fairfax, Virginia 22031

> **Re:** **ICF International Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on March 17, 2008**
> **File No. 001-33045**

Dear Mr. Alan Stewart:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief